UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report

ROPER TECHNOLOGIES, INC.
(Exact name of the registrant as specified in its charter)
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Delaware		001-12273

(State or other jurisdiction of incorporation)		(Commission File Number)

6496 University Parkway
Sarasota,	Florida	34240

(Address of principal executive offices)		(Zip Code)

John K. Stipancich
Executive Vice President, General Counsel and Corporate Secretary
(941) 556-2601
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals are defined by the United States Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite (coltan), wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). Roper Technologies, Inc. (“Roper,” the “Company,” “we,” “our” or “us”) evaluated its product lines and determined that certain products we manufacture contain 3TG necessary to the functionality or production of those products.
Annual surveys were initiated with relevant direct suppliers providing parts and materials for products we manufactured or contracted to manufacture during the 2025 reporting period to begin the reasonable country of origin inquiry (“RCOI”). The Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template was utilized as the basis for the RCOI.
Based on the RCOI, we determined that a portion of the 3TG reported by our suppliers originated, or may have originated, from the Democratic Republic of the Congo or an adjoining country, may not be from recycled or scrap sources, and that a portion of them have unknown origins. Therefore, we were required to exercise due diligence on the 3TG source and chain of custody following a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 hereto and incorporated herein by reference.
Item 1.02 Exhibit
Our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.ropertech.com.
The content on, or accessible through, any website referred to in this Form SD or our Conflict Minerals Report is included for general information only and is not incorporated by reference into this Form SD or our Conflict Minerals Report.

Section 2 – Resource Extraction Issuer Disclosure
Not applicable.

Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Roper Technologies, Inc.

By:	/s/ John K. Stipancich	Date:	May 6, 2026
John K. Stipancich Executive Vice President, General Counsel and Corporate Secretary
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